Lang Michener LLP

BARRISTERS & SOLICITORS

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Toronto
Ottawa

1500 - 1055 West Georgia Street, P.O. Box 11117
Vancouver, British Columbia, Canada V6E 4N7
Telephone (604) 689-9111
Facsimile (604) 685-7084

Web site: www.langmichener.com

Direct Line: (604) 691-7446
Direct Fax Line: (604) 691-7354
E-Mail: ckent@lmls.com

File Number: 55803-01

November 20, 2006

BY E-MAIL & MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Mr. Elliot Staffine

Dear Sirs/Mesdames:

Century Energy Ltd. (formerly Topper Resources Inc. (the "Corporation")
Your File: 82-34757

We are solicitors for the Company and refer to our letter of July 20, 2006 and subsequent telephone conversation between Mr. Staffine and the writer. The following information is being supplied in order to re-instate the exemption of the Common Stock (the "Common Stock") of Century Energy Ltd., a corporation incorporated under the laws of Canada, based upon Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Corporation is a "foreign private issuer" within the meaning of Rule 3b-4(c) under the Exchange Act. The Common Stock is listed on the TSX Venture Exchange ("TSXV").

1. We confirm that the Corporation has changed its name from Topper Resources Inc. to Century Energy Ltd. and continued from British Columbia to Alberta corporate jurisdiction. This did <u>not</u> constitute a reorganization of the Corporation. There was no change in the Corporation's structure and the management of the Corporation and its board of directors remained the same.

2. We advise that Canadian disclosure obligations have changed since 2003 with the adoption of National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102"), which became effective on March 30, 2004 and Multilaterial Instrument

Dlw 11/28

52-109 – Certification of Disclosure and Filings ("MI 52-109") which also became effective on March 30, 2004. NI 51-102 primarily brought into one, national policy disclosure obligations which previously were contained in several policies, both local and federal, as well as in provincial Securities Acts and Rules. NI 51-102 changed the filing deadline for annual audited financial statements and management's discussion and analysis ("MD&A") of venture issuers, which the Corporation is, from 140 to 120 days from the financial year end. MI-52-109 requires certification of the annual and interim financial statements and MD&A by an issuer's Chief Executive Officer and Chief Financial Officer, which must be filed concurrently with the financial statements & MD&A.

3. Pursuant to Rule 12g3-2(b)(1)(ii), we provided in our July 20, 2006 letter a list of the information that the Corporation (i) has made or is required to make public pursuant to the laws of Canada, its country of domicile, incorporation and organization, (ii) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange or (iii) has distributed or is required to distribute to its security holders. Paper copies of documents filed since September 1, 2002 were enclosed with our letter. We enclose with this letter paper copies of materials filed since July 20, 2006 as follows:

	Date filed	Document Type	Short description
1.	July 31, 2006	Interim Financial Statements	Consolidated financial statements for the quarter ended May 31, 2006
2.	July 31, 2006	MD&A	Management Discussion & Analysis for the quarter ended May 31, 2006
3.	July 31, 2006	Interim Certificates	CFO Certification of Interim Filings
4.	July 31, 2006	Interim Certificates	CEO Certification of Interim Filings

4. As required by Rule 12g3-2(b)(1)(iii), the Corporation has advised us that it will place the Securities and Exchange Commission (the "Commission") on the Corporation's mailing list and will furnish the list promptly after such documents are made or are required to be made public, filed or distributed as described above.

5. As required by Rule 12g3-2(b)(1)(iv), the Corporation agrees that it shall, promptly after the end of any fiscal year in which any changes occur in the list of information set forth in paragraph 2 above or any subsequent list, furnish to the Commission a revised list reflecting such changes. Please confirm the Corporation will be entitled to use File No. 82-34757 in connection with the furnishing of future information by the Corporation pursuant to Rule 12g3-2(b).

6. We confirm that the Corporation is not ineligible to apply Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

7. In connection with this application for exemption re-instatement, we have included the following supplemental information:

(a) According to information obtained through the Corporation's transfer agent, there are 68 holders of equity securities of the Corporation resident in the United States as of September 22, 2006.

Common Stock: 15,552,113 shares issued and outstanding.

There are no outstanding convertible bonds/notes issued by the Corporation.

(b) To the Corporation's knowledge, the amount and percentage of equity securities held by these United States residents as of September 22, 2006.

Common Stock: 2,488,111 shares, which represent 16% percent of the total outstanding shares as of October 31, 2006.

(c) To the Corporation's knowledge, the circumstances in which such equity securities were acquired:

Common Stock: Open market transactions or by private placement.

(d) The most recent distribution of equity securities by the Corporation or any of its affiliates was by way of a private placement financing which closed on May 15, 2005.

In the event of any questions or requests for additional information, please do not hesitate to contact us.

Yours truly,

Cory Kent
for **Lang Michener LLP**

CHK/exn
Encls.

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Topper Resources Inc. (the "Issuer")
Interim Financial Statements for the period ended May 31, 2006

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

RECEIVED
2006 NOV 27 P 1:39
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

MAY 31, 2006

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED BALANCE SHEETS
(Unaudited)

	May 31, 2006	August 31 2005
ASSETS		
Current		
Cash	$ 56,112	$ 45,917
Receivables	8,938	41,146
	65,050	87,063
Oil and gas properties (Note 3)	-	81,226
	$ 65,050	$ 168,289
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 40,275	$ 32,910
Due to related parties (Note 4)	103,278	93,278
	143,553	126,188
Shareholders' equity (deficiency)		
Capital stock (Note 5)	6,043,828	6,043,828
Contributed surplus (Note 5)	105,160	85,546
Deficit	(6,227,491)	(6,087,273)
	(78,503)	42,101
	$ 65,050	$ 168,289

Nature and continuance of operations (Note 1)

On behalf of the Board:

Jimmy M. McCarroll, Director

Cory H. Kent, Director

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2006	2005	2006	2005
REVENUE				
Oil and gas revenue	$ 117	$ 16,280	$ 17,162	$ 58,156
DIRECT COSTS				
Depletion	-	3,142	-	8,845
Production costs	855	8,045	12,701	29,598
Maps and logs	(26)	-	2,895	-
	829	11,187	15,596	38,443
	(712)	5,093	1,566	19,713
EXPENSES				
Consulting fees	4,780	3,009	8,862	7,309
Finance charge	-	-	-	1,460
Foreign exchange (gain) loss	2,165	4,706	8,692	8,922
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	2,456	1,459	4,107	6,114
Professional fees	51,834	24,640	113,831	69,150
Regulatory and transfer agent fees	1,633	5,238	7,578	10,622
Rent	1,127	1,853	4,633	6,609
Salaries and benefits	-	-	-	11,516
Shareholder information and investor relations	10,171	-	11,999	12,500
Stock-based compensation	4,416	-	19,614	49,758
Telephone	498	536	1,380	3,109
Travel and promotion	3,980	6,899	16,767	17,010
	90,560	55,840	219,963	226,579
Loss before other items	(91,272)	(50,747)	(218,397)	(206,866)
OTHER ITEMS				
Gain on sale of property	-	-	78,179	-
Interest income	-	3	-	107
Loss for the period	(91,272)	(50,744)	(140,218)	(206,759)
Deficit, beginning of period	(6,136,219)	(5,458,621)	(6,087,273)	(5,302,606)
Deficit, end of period	$ (6,227,491)	$ (5,509,365)	$ (6,227,491)	$ (5,509,365)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)
Weighted average number of common shares outstanding	15,552,081	13,324,096	15,552,081	12,613,511

The accompanying notes are an integral part of these consolidated financial statements.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Month Period Ended May 31		Nine Month Period Ended May 31	
	2006	2005	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (91,272)	$ (50,744)	$ (140,218)	$ (206,759)
Items not involving cash:				
Depletion	-	3,142	-	8,845
Stock-based compensation	4,416	-	19,614	49,758
Gain on sale of property	-	-	(78,179)	-
Changes in non-cash working capital items:				
(Increase) decrease in receivables	(2,163)	3,554	32,208	(2,167)
Decrease in prepaids	-	-	-	2
Increase (decrease) in accounts payable and accrued liabilities	3,143	35,742	7,365	(119,871)
Net cash used in operating activities	(85,876)	(8,306)	(159,210)	(270,192)
CASH FLOWS FROM INVESTING ACTIVITIES				
Oil and gas properties	-	(18,603)	-	(221,438)
Proceeds from sale of property	-	-	159,405	-
Net cash provided by (used in) investing activities	-	(18,603)	159,405	(221,438)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of capital stock, net of finders' fees	-	15,900	-	280,000
Due to related parties	-	7,500	10,000	22,500
Net cash provided by financing activities	-	23,400	10,000	302,500
Change in cash during the period	(85,876)	(3,509)	10,195	(189,130)
Cash, beginning of period	141,988	97,047	45,917	282,668
Cash, end of period	$ 56,112	$ 93,538	$ 56,112	$ 93,538

Supplemental disclosure with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company's principal business is the exploration and development of oil and gas properties. The recoverability of the amounts shown for oil and gas properties are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	May 31, 2006	August 31, 2005
Deficit	$ (6,227,491)	$ (6,087,273)
Working capital (deficiency)	$ (78,503)	$ (39,125)

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation have been included. Operating results for the three and nine month periods ending May 31, 2006 are not necessarily indicative of the results that may be expected for the year ended August 31, 2006.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual financial statements for the year ended August 31, 2005. For further information, refer to the financial statements and footnotes included for the year ended August 31, 2005.

3. OIL AND GAS PROPERTIES

	May 31, 2006		August 31, 2005		
	Hull Dome Texas	Total	Double Diamond Texas	Hull Dome Texas	Total
Acquisition costs:					
Balance, beginning of period	$ 54,928	$ 54,928	$ 73,329	$ 71,309	$ 144,638
Depletion	-	-	-	(16,381)	(16,381)
Disposal	(54,928)	(54,928)	(73,329)	-	(73,329)
Balance, end of period	-	-	-	54,928	54,928
Exploration costs:					
Balance, beginning of period	26,298	26,298	139,999	-	139,999
Drilling	-	-	383,880	26,298	410,178
Recovery	-	-	(18,455)	-	(18,455)
Disposal	(26,298)	(26,298)	(505,424)	-	(505,424)
Balance, end of period	-	-	-	26,298	26,298
Total	$	$	$ -	$ 81,226	$ 81,226

Hull Dome Property, Liberty County, Texas USA

In December 2003, the Company purchased a 40% interest in an oil producing property for $79,000 (US$60,000). On November 1, 2005, the Company sold its 40% interest in the Hull Dome property for net proceeds of $159,405 (USD $134,838). The Company retained a .004% net revenue interest in the property.

Double Diamond Property, Gaines County, Texas USA

In June, 2004, the Company and its partners leased a property for $73,329 (US$53,958). The term of the lease ranges from one year to three years at $US125 to US$200 per acre. The Company will pay a 25% royalty on its revenue to the lessor. The Company participated in the drilling of two exploration wells. During the year ended August 31, 2005, the Company decided to abandon this property and it was written off to operations.

4. DUE TO RELATED PARTIES

Amounts due to related parties at May 31, 2006 and August 31, 2005, are non-interest bearing, unsecured, with no stated terms of repayment. The fair value of amounts due to related parties is not determinable as they have no fixed repayments terms.

5. CAPITAL STOCK AND CONTRIBUTED SURPLUS

Authorized share capital: 100,000,000 common shares without par value

Common shares issued and outstanding:

	Number of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2005	15,552,081	$ 6,043,828	$ 85,546
Stock-based compensation	-	-	19,614
Balance, May 31, 2006	15,552,081	$ 6,043,828	$ 105,160

The Company issued 5,516,550 units at $0.10 per unit between September 20, 2004 and February 15, 2005. Each unit consisted of one common share and one non-transferable common share purchase warrant. The warrants are exercisable for two years at a price of $.20 per share.

The Company issued 2,500,000 units at $.10 per unit on May 17, 2005. Each unit consisted of one common share and one common share purchase warrant. Warrants are exercisable at a price of $.20 per share.

6. STOCK OPTIONS AND WARRANTS

a) Stock options

The Company has a stock option plan under which it is authorized to grant options to directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price, minimum price, or a discounted price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As of May 31, 2006 and August 31, 2005, the Company has outstanding stock options, enabling the holders to acquire common shares as follows:

Number Of Shares	Exercise Price	Expiry Date
120,000	$ 0.17	January 31, 2007
496,000	0.10	June 3, 2008
738,708	0.10	December 22, 2009

6. STOCK OPTIONS AND WARRANTS (cont'd…)

a) Stock options (cont'd…)

All options are currently exercisable.

b) Warrants

Number Of Shares	Exercise Price	Expiry Date
5,601,000	$ 0.20	September 1, 2006
2,500,000	0.20	May 17, 2007

7. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Month Period Ended May 31		Nine month Period Ended May 31	
	2006	2005	2006	2005
Cash paid during the period for income taxes	$ -	$ -	$ -	$ -
Cash paid during the period for finance charges	$ -	$ -	$ -	$ 1,460

There were no significant non-cash transactions for the nine month period ending May 31, 2006. The significant non-cash transactions for the nine-month period ended May 31, 2005 were the issuance of 5,216,550 shares of common stock from two private placements for which advance subscriptions had been received prior to August 31, 2004.

There were no significant non-cash transactions for the three month periods ended May 31, 2006. The significant non-cash transaction for the three-month period ended May 31, 2005 was the issuance of 2,375,000 shares of common stock from a private placement for which advance subscriptions had been received prior to February 28, 2005.

8. RELATED PARTY TRANSACTIONS

The Company entered in the following transactions with related parties:

a) Paid or accrued management fees of $ 22,500 (2005 - $22,500) to a director or to a company controlled by a director.

b) Paid or accrued rent of $Nil (2005 - $5,884) to a company controlled by a director.

8. RELATED PARTY TRANSACTIONS (cont'd…)

c) Paid or accrued legal fees of $ 22,254 (2005 - $37,441) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

10. SEGMENTED INFORMATION

The Company operates in the oil and gas industry, primarily in the United States.

CENTURY ENERGY LTD.
(formerly Topper Resources Inc.)

FORM 51-102F1
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2006

The following is a discussion and analysis of the consolidated financial condition and operating results of Century Energy Ltd., formerly Topper Resources Inc. (the "Company") for the nine months ended May 31, 2006. The discussion should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto for the three and nine months ended May 31, 2006 and the audited consolidated financial statements for the year ended August 31, 2005. The unaudited interim consolidated financial statements are prepared under Canadian generally accepted accounting principles and include the operating results of the Company and its subsidiaries.

Some of the statements set forth in this section are forward-looking statements relating to the Company's future operating results based on the information available to the Company as of July 28, 2006. These forward looking statements are subject to a variety of risks and uncertainties and other factors, but are not limited to, changes in government legislation and regulations, competition, foreign exchange rate, claims and litigation. The actual results may vary from the results anticipated in these statements.

THE COMPANY

The Company is a small oil and gas exploration company that is pursuing North American and international exploration opportunities. In November 2005, the Company sold its oil producing operations on the Hull Dome approximately fifty miles east of Houston, Texas. At year-end for fiscal 2005, August 31, 2005, the Company expensed completely its lease and exploration operations in Gaines County (Permian Basin), Texas.

CRITICAL ACCOUNTING POLICIES

A summary of significant accounting policies is presented in Note 2 of the consolidated financial statements for the year ended August 31, 2005. The Company follows the full cost method of accounting for exploration and development expenditures whereby all costs, net of incentives, related to the exploration for and development of oil and gas reserves are capitalized in cost centers on a country-by-country basis. Costs include lease acquisition, geological and geophysical expenditures, carrying costs of non-productive properties, the drilling of productive and non-productive wells and related plant and production equipment costs.

Costs relating to properties which management considers to be unproved are initially held outside the cost centers. Costs held outside cost centers are evaluated periodically for impairment. When a decision to develop these properties has been taken, or there is evidence of impairment, the related costs are transferred to the relevant cost center

For each cost centre, the Company calculates a "cost ceiling" which limits the net book value of capitalized costs to the undiscounted and unescalated estimated future net revenues from production of proved reserves based upon year-end prices. This test also accounts for future general and administrative expenses, future site restoration and abandonment costs, financing costs and income taxes, all undiscounted and unescalated. Additional depletion is provided if the net book value of capitalized costs exceeds such future revenue.

Depletion is computed using the unit-of-production method where the ratio of production to proved reserves determines the proportion of depletable costs to be expensed. Undeveloped properties are excluded from the depletion calculation until the quantities of proved reserves can be determined.

The amounts recorded for depletion and amortization of oil and gas properties and equipment and the provision for future site restoration and abandonment costs are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

OVERVIEW

The Company is currently evaluating exploration projects in Colorado and Trinidad.

SUMMARY OF QUARTERLY RESULTS

	Revenues	Net Income (Loss)	Net Income (Loss) per Share Basic and Diluted
Fiscal 2004			
Fourth quarter	12,366	(61,606)	(.01)
Fiscal 2005			
First quarter	25,166	(40,446)	(.01)
Second quarter	16,170	(115,570)	(.02)
Third quarter	16,280	(50,744)	(.01)
Fourth quarter	32,758	(577,907)	(.03)
Fiscal 2006			
First quarter	11,945	32,810	.00
Second quarter	5,101	(81,756)	(.01)
Third quarter	117	(91,272)	(.01)

SUMMARY OF PROPERTIES

The Company has an overriding royalty interest in one oil and gas property in Liberty County, Texas.

OIL AND GAS PRODUCTION

For the nine month period ended May 31, 2006, the Company had a 40% interest in one producing well which produces approximately 15 barrels of oil per day. This interest was sold during the prior quarter and the Company retained a .004% net revenue interest.

RESULTS OF OPERATIONS

For The Three Month Period Ended May 31, 2006 Compared With The Three Month Period Ended May 31, 2005.

The Company reported net loss of $91,272 for the three months ended May 31, 2006 as compared to a loss of $50,744 for the three months ended May 31, 2005.

For the three month period ended May 31, 2006, the Company recorded oil and gas revenues of $117. In addition, oil and gas expenses (lease operating expenses and production taxes) totalled $829. This compares to oil and gas revenues of $16,280 and oil and gas expenses of $8,045 for the three months ended May 31, 2005.

The Company's administrative expenses (exclusive of foreign exchange gains (losses) increased to $88,395 for the three months ended May 31, 2006 from $51,134 for the three months ended May 31, 2005. This is primarily attributable to an increase in stock-based compensation, shareholder information, investor relations and professional fees.

For The Nine Month Period Ended May 31, 2006 Compared With The Nine Month Period Ended May 31, 2005.

For the nine months ended May 31, 2006, the Company recorded oil and gas revenues of $17,162 compared to $58,156 for the nine months ended May 31, 2005. Oil and gas expenses also decreased to $15,596 for the nine months ended May 31, 2006 from $29,598 for the nine months ended May 31, 2005.

The Company's administrative expenses (exclusive of foreign exchange gains (losses)) also decreased to $211,271 for the nine months ended May 31, 2006 from $217,657 for the nine months ended May 31, 2005 primarily as a reduction in salaries and stock-based compensation which was offset by an increase in professional fees.

LIQUIDITY AND CAPITAL RESERVES

The Company's cash and cash equivalents decreased to $56,112 on May 31, 2006 from $141,988 on February 28, 2006. This is a result of cash used in operating activities of $85,876.

The Company's cash increased to $56,112 on May 31, 2006 from $45,917 on August 31, 2005. This is a result of cash provided by financing activities of $10,000 and cash provided by investing activities of $159,405 offset by cash used in operating activities of $159,210.

NINE MONTHS ENDED MAY 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES

In addition to the company's loss for the period of ($140,218), cash from operating activities was further reduced by the gain on the sale of the Company's producing property of $78,179. This was offset by the decrease in accounts receivable of $32,208, the increase in accounts payable of $7,365 and the add-back of stock-based compensation of $19,614 resulting in net cash of $159,210 used in operating activities.

CASH FLOWS FROM FINANCING ACTIVITIES

Cash flow was provided from accrued management fees to a director.

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from the sale of the Company's producing property of $159,405 accounted for the cash provided by investing activities.

SHARE CAPITAL

a) Authorized capital stock: 100,000,000 common shares without par value

b) Common shares issued and outstanding:

	Number Of Shares	Share Capital	Contributed Surplus
Balance, August 31, 2004	7,427,081	5,240,678	75,595
Private Placements	8,020,000	802,000	-
Share Issuance Costs	-	(10,550)	-
Finders' Fees	81,000	8,100	-
Settlement of Debt	24,000	3,600	-
Stock-based Compensation	-	-	9,951
Balance, August 31, 2005	15,552,081	6,043,828	85,546
Stock-based Compensation	-	-	19,614
Balance, May 31, 2006	15,552,081	6,043,828	105,160

c) At May 31, 2006, there were 8,101,000 warrants and 1,354,708 options outstanding. The warrants expire on September 1, 2006, and May 17, 2007. The stock options expire on January 31, 2007, June 3, 2008, and December 22, 2009. Assuming that the warrants and the stock options are exercised before they expire, the Company would receive gross proceeds of $1,620,200 and $143,871, respectively.

LIQUIDITY AND CASH RESOURCES

The Company's future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that existing resources are insufficient to fund the Company's losses until profitability is reached, the Company may need to raise additional funds through debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences, or privileges senior to those of the holders of the Company's common stock. No assurance can be given that additional financing will be available, or that it can be obtained on terms acceptable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay possible expansion plans or acquisitions.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a) Paid or accrued management fees of $22,500 (2005 - $22,500) to a director;

b) Paid rent of $Nil (2005 - $5,884) to a company controlled by a director;

c) Paid or accrued legal fees of $22,254 (2005- $37,441) to a law firm in which a director is an employee of the firm.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company will continue to pursue drilling opportunities, both domestic and foreign.

ADDITIONAL INFORMATION

Additional information pertaining to the Company is available on the SEDAR website at www.sedar.com.

Form 52-109F2 *Certification of Interim Filings*

I, M. Jane Costello, Chief Financial Officer of **Century Energy, Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Century Energy, Ltd., (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared

Date: July 31, 2006

Signed: M. Jane Costello

M. Jane Costello

Chief Financial Officer

Form 52-109F2 *Certification of Interim Filings*

I, Jimmy M. McCarroll, Chief Executive Officer of Century Energy Ltd. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Century Energy Ltd., (the issuer) for the period ending May 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Dated: July 31, 2006

Signed: J. M. McCarroll
Jimmy M. McCarroll

Chief Executive Officer